Exhibit 13.2

Consolidated Income

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars except per share amounts)	2010	2009	2010	2009

Revenues	1,923	1,984	3,878	4,146

Operating and Other Expenses
Plant operating costs and other	764	792	1,511	1,607
Commodity purchases resold	216	182	472	411
Depreciation and amortization	341	345	684	691
	1,321	1,319	2,667	2,709

Financial Charges/(Income)
Interest expense	187	259	369	554
Interest expense of joint ventures	15	16	31	30
Interest income and other	18	(34)	(6)	(56)
	220	241	394	528

Income before Income Taxes and Non-Controlling Interests	382	424	817	909

Income Taxes
Current	(199)	35	(118)	89
Future	264	62	284	124
	65	97	166	213
Non-Controlling Interests
Non-controlling interest in PipeLines LP	17	8	39	32
Preferred share dividends of subsidiary	5	5	11	11
Non-controlling interest in Portland	-	-	3	5
	22	13	53	48
Net Income	295	314	598	648
Preferred Share Dividends	10	-	17	-
Net Income Applicable to Common Shares	285	314	581	648

Net Income Per Share - Basic and Diluted	$0.41	$0.50	$0.84	$1.04

Average Shares Outstanding – Basic (millions)	689	624	688	621
Average Shares Outstanding – Diluted (millions)	690	625	689	622

See accompanying notes to the consolidated financial statements.

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Consolidated Cash Flows

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars)	2010	2009	2010	2009

Cash Generated From Operations
Net income	295	314	598	648
Depreciation and amortization	341	345	684	691
Future income taxes	264	62	284	124
Non-controlling interests	22	13	53	48
Employee future benefits funding in excess of expense	(12)	(23)	(44)	(57)
Other	25	(19)	83	4
	935	692	1,658	1,458
(Increase)/decrease in operating working capital	(310)	246	(201)	328
Net cash provided by operations	625	938	1,457	1,786

Investing Activities
Capital expenditures	(992)	(1,263)	(2,268)	(2,386)
Acquisitions, net of cash acquired	-	(115)	-	(249)
Deferred amounts and other	7	(99)	(209)	(274)
Net cash used in investing activities	(985)	(1,477)	(2,477)	(2,909)

Financing Activities
Dividends on common and preferred shares	(195)	(193)	(383)	(349)
Distributions paid to non-controlling interests	(28)	(24)	(55)	(51)
Notes payable (repaid)/issued, net	(441)	233	(9)	(684)
Long-term debt issued, net of issue costs	1,306	-	1,316	3,060
Reduction of long-term debt	(142)	(18)	(283)	(500)
Long-term debt of joint ventures issued	70	92	78	108
Reduction of long-term debt of joint ventures	(113)	(33)	(139)	(56)
Common shares issued, net of issue costs	5	1,792	14	1,803
Preferred shares issued, net of issue costs	340	-	679	-
Net cash provided by financing activities	802	1,849	1,218	3,331

Effect of Foreign Exchange Rate Changes onCash and Cash Equivalents	33	(60)	16	(34)

Increase in Cash and Cash Equivalents	475	1,250	214	2,174

Cash and Cash Equivalents
Beginning of period	736	2,232	997	1,308

Cash and Cash Equivalents
End of period	1,211	3,482	1,211	3,482

Supplementary Cash Flow Information
Income taxes paid, net of refunds received	39	56	43	113
Interest paid, net of capitalized interest	119	274	358	537

See accompanying notes to the consolidated financial statements.

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Consolidated Balance Sheet

(unaudited)	June 30,	December 31,
(millions of dollars)	2010	2009

ASSETS
Current Assets
Cash and cash equivalents	1,211	997
Accounts receivable	1,101	966
Inventories	454	511
Other	704	701
	3,470	3,175
Plant, Property and Equipment	35,101	32,879
Goodwill	3,807	3,763
Regulatory Assets	1,483	1,524
Intangibles and Other Assets	2,167	2,500
	46,028	43,841

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	1,697	1,687
Accounts payable	2,101	2,195
Accrued interest	374	377
Current portion of long-term debt	587	478
Current portion of long-term debt of joint ventures	116	212
	4,875	4,949
Regulatory Liabilities	313	385
Deferred Amounts	947	743
Future Income Taxes	3,008	2,856
Long-Term Debt	17,258	16,186
Long-Term Debt of Joint Ventures	795	753
Junior Subordinated Notes	1,050	1,036
	28,246	26,908
Non-Controlling Interests
Non-controlling interest in PipeLines LP	714	705
Preferred shares of subsidiary	389	389
Non-controlling interest in Portland	83	80
	1,186	1,174
Shareholders’ Equity	16,596	15,759
	46,028	43,841

See accompanying notes to the consolidated financial statements.

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Consolidated Comprehensive Income

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars)	2010	2009	2010	2009

Net Income Applicable to Common Shares	285	314	581	648
Other Comprehensive Income/(Loss), Net of Income Taxes
Change in foreign currency translation gains and losses on investments in foreign operations(1)	227	(113)	80	(151)
Change in gains and losses on hedges of investments in foreign operations(2)	(79)	96	(20)	96
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	(44)	37	(121)	64
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	(3)	(9)	(2)	(5)
Other Comprehensive Income/(Loss)	101	11	(63)	4
Comprehensive Income	386	325	518	652

(1)	Net of income tax recovery of $45 million and $15 million for the three and six months ended June 30, 2010, respectively (2009 – expense of $6 million and nil, respectively).
(2)	Net of income tax recovery of $34 million and $8 million for the three and six months ended June 30, 2010, respectively (2009 – expense of $48 million and $52 million, respectively).
(3)	Net of income tax recovery of $27 million and $84 million for the three and six months ended June 30, 2010, respectively (2009 – expense of $19 million and $16 million, respectively).
(4)	Net of income tax expense of $16 million and $17 million for the three and six months ended June 30, 2010, respectively (2009 – recovery of $1 million and nil, respectively).

See accompanying notes to the consolidated financial statements.

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Consolidated Accumulated Other Comprehensive (Loss)/Income

	Currency
(unaudited)	Translation	Cash Flow
(millions of dollars)	Adjustments	Hedges	Total

Balance at December 31, 2009	(592)	(40)	(632)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	80	-	80
Change in gains and losses on hedges of investments in foreign operations(2)	(20)	-	(20)
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	-	(121)	(121)
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)(5)	-	(2)	(2)
Balance at June 30, 2010	(532)	(163)	(695)

Balance at December 31, 2008	(379)	(93)	(472)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(151)	-	(151)
Change in gains and losses on hedges of investments in foreign operations(2)	96	-	96
Changes in gains and losses on derivative instruments designated as cash flow hedges(3)	-	64	64
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	-	(5)	(5)
Balance at June 30, 2009	(434)	(34)	(468)

(1)	Net of income tax recovery of $15 million for the six months ended June 30, 2010 (2009 - nil).
(2)	Net of income tax recovery of $8 million for the six months ended June 30, 2010 (2009 - $52 million expense).
(3)	Net of income tax recovery of $84 million for the six months ended June 30, 2010 (2009 - $16 million expense).
(4)	Net of income tax expense of $17 million for the six months ended June 30, 2010 (2009 - nil).
(5)
Losses related to cash flow hedges reported in Accumulated Other Comprehensive (Loss)/Income and expected to be reclassified to Net Income in the next 12 months are estimated to be $74 million ($45 million, net of tax). These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.

See accompanying notes to the consolidated financial statements.

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Consolidated Shareholders’ Equity

(unaudited)	Six months ended June 30
(millions of dollars)	2010	2009

Common Shares
Balance at beginning of period	11,338	9,264
Shares issued under dividend reinvestment plan	170	109
Proceeds from shares issued on exercise of stock options	14	11
Proceeds from shares issued under public offering, net of issue costs	-	1,792
Balance at end of period	11,522	11,176

Preferred Shares
Balance at beginning of period	539		-
Proceeds from shares issued under public offering, net of issue costs	685		-
Balance at end of period	1,224		-

Contributed Surplus
Balance at beginning of period	328	279
Issuance of stock options	2	1
Balance at end of period	330	280

Retained Earnings
Balance at beginning of period	4,186	3,827
Net income	598	648
Common share dividends	(552)	(494)
Preferred share dividends	(17)	-
Balance at end of period	4,215	3,981

Accumulated Other Comprehensive (Loss)/Income
Balance at beginning of period	(632)	(472)
Other comprehensive (loss)/income	(63)	4
Balance at end of period	(695)	(468)
	3,520	3,513

Total Shareholders’ Equity	16,596	14,969

See accompanying notes to the consolidated financial statements.

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Notes to Consolidated Financial Statements

(Unaudited)

1.	Significant Accounting Policies

The consolidated financial statements of TransCanada Corporation (TransCanada or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in TransCanada's annual audited Consolidated Financial Statements for the year ended December 31, 2009. These Consolidated Financial Statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2009 audited Consolidated Financial Statements included in TransCanada’s 2009 Annual Report. Unless otherwise indicated, “TransCanada“ or “the Company“ includes TransCanada Corporation and its subsidiaries. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current year’s presentation.

In Pipelines, which consists primarily of the Company's investments in regulated pipelines and regulated natural gas storage facilities, annual revenues and net income fluctuate over the long term based on regulators' decisions and negotiated settlements with shippers. Generally, quarter-over-quarter revenues and net income during any particular fiscal year remain relatively stable with fluctuations resulting from adjustments being recorded due to regulatory decisions and negotiated settlements with shippers, seasonal fluctuations in short-term throughput volumes on U.S. pipelines, acquisitions and divestitures, and developments outside of the normal course of operations.

In Energy, which consists primarily of the Company's investments in electrical power generation plants and non-regulated natural gas storage facilities, quarter-over-quarter revenues and net income are affected by seasonal weather conditions, customer demand, market prices, capacity payments, planned and unplanned plant outages, acquisitions and divestitures, certain fair value adjustments and developments outside of the normal course of operations.

In preparing these financial statements, TransCanada is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgement in making these estimates and assumptions. In the opinion of management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.

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2.	Changes in Accounting Policies

The Company’s accounting policies have not changed materially from those described in TransCanada’s 2009 Annual Report. Future accounting changes that will impact the Company are as follows:

Future Accounting Changes

International Financial Reporting Standards

The Canadian Institute of Chartered Accountants’ (CICA) Accounting Standards Board (AcSB) previously announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), effective January 1, 2011. As an SEC registrant, TransCanada has the option to prepare and file its consolidated financial statements using U.S. GAAP. Previously, TransCanada disclosed that effective January 1, 2011, the Company expected to begin reporting under IFRS.  Prior to the developments noted below, the Company's IFRS conversion project was proceeding as planned to meet the January 1, 2011 conversion date.

Rate-Regulated Accounting
In accordance with Canadian GAAP, TransCanada currently follows specific accounting policies unique to a rate-regulated business which are consistent with rate-regulated accounting (RRA) standards in U.S. GAAP. Under RRA, the timing of recognition of certain expenses and revenues may differ from that otherwise expected under Canadian GAAP in order to appropriately reflect the economic impact of regulators' decisions regarding the Company's revenues and tolls. These timing differences are recorded as regulatory assets and regulatory liabilities on TransCanada's consolidated balance sheet and represent current rights and obligations regarding cash flows expected to be recovered from or refunded to customers, based on decisions and approvals by the applicable regulatory authorities. As at June 30, 2010, TransCanada reported $1.7 billion of regulatory assets and $0.4 billion of regulatory liabilities using RRA in addition to certain other impacts of RRA.

In July 2009, the IASB issued an Exposure Draft "Rate-Regulated Activities" which proposed a form of RRA under IFRS. To date, the IASB has not approved an RRA standard and TransCanada does not expect a final RRA standard under IFRS to be effective for 2011. As a result, in July 2010, the CICA’s AcSB issued an Exposure Draft applicable to Canadian publicly accountable enterprises that use RRA which, if approved, would allow these entities to defer the adoption of IFRS for two years. A final decision is expected by the AcSB before the end of 2010. Due to the continued uncertainty around the timing, scope and eventual adoption of an RRA standard under IFRS, if the AcSB Exposure Draft is approved, TransCanada expects to defer its adoption of IFRS accordingly, and continue to prepare its consolidated financial statements in accordance with Canadian GAAP to maintain the use of RRA. During the deferral period, TransCanada will continue to actively monitor IASB developments with respect to RRA. If the AcSB Exposure Draft is not approved or the IASB has not approved an RRA standard within the two year deferral period that allows the Company’s rate-regulated activities to be appropriately reflected in its consolidated financial statements, TransCanada expects to re-evaluate its decision to adopt IFRS and reconsider the adoption of U.S. GAAP.

As a result of these developments related to RRA under IFRS, TransCanada cannot reasonably quantify the full impact that adopting IFRS would have on its financial position and future results if it proceeded with adopting IFRS. The Company will continue to monitor non-RRA IFRS developments and their potential impact on TransCanada.

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3.   Segmented Information

Three months ended June 30	Pipelines		Energy(1)		Corporate		Total
(unaudited)(millions of dollars)	2010	2009	2010	2009	2010	2009	2010	2009

Revenues	1,061	1,142	862	842	-	-	1,923	1,984
Plant operating costs and other	(365)	(395)	(377)	(366)	(22)	(31)	(764)	(792)
Commodity purchases resold	-	-	(216)	(182)	-	-	(216)	(182)
Depreciation and amortization	(251)	(258)	(90)	(87)	-	-	(341)	(345)
	445	489	179	207	(22)	(31)	602	665
Interest expense							(187)	(259)
Interest expense of joint ventures							(15)	(16)
Interest income and other							(18)	34
Income taxes							(65)	(97)
Non-controlling interests							(22)	(13)
Net Income							295	314
Preferred share dividends							(10)	-
Net Income Applicable to Common Shares							285	314

Six months ended June 30	Pipelines		Energy(1)		Corporate		Total
(unaudited)(millions of dollars)	2010	2009	2010	2009	2010	2009	2010	2009

Revenues	2,190	2,406	1,688	1,740	-	-	3,878	4,146
Plant operating costs and other	(726)	(788)	(737)	(758)	(48)	(61)	(1,511)	(1,607)
Commodity purchases resold	-	-	(472)	(411)	-	-	(472)	(411)
Depreciation and amortization	(504)	(518)	(180)	(173)	-	-	(684)	(691)
	960	1,100	299	398	(48)	(61)	1,211	1,437
Interest expense							(369)	(554)
Interest expense of joint ventures							(31)	(30)
Interest income and other							6	56
Income taxes							(166)	(213)
Non-controlling interests							(53)	(48)
Net Income							598	648
Preferred share dividends							(17)	-
Net Income Applicable to Common Shares							581	648

(1)
Effective January 1, 2010, the Company records in Revenues on a net basis, realized and unrealized gains and losses on derivatives used to purchase and sell power, natural gas and fuel oil in order to manage Energy’s assets. Comparative figures for 2009 reflect amounts reclassified from Commodity Purchases Resold to Revenues.

Total Assets

(unaudited) (millions of dollars)	June 30, 2010	December 31, 2009

Pipelines	31,005	29,508
Energy	12,798	12,477
Corporate	2,225	1,856
	46,028	43,841

4.	Long-Term Debt

In June 2010, TCPL issued senior notes of US$500 million and US$750 million maturing on June 1, 2015 and June 1, 2040, respectively, and bearing interest at 3.40 per cent and 6.10 per cent, respectively. These notes were issued under the US$4.0 billion debt shelf prospectus filed in December 2009.

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In the three and six months ended June 30, 2010, the Company capitalized interest related to capital projects of $143 million and $277 million, respectively (2009 - $63 million and $117 million).

5.	Share Capital

Preferred Share Issuances

In June 2010, TransCanada completed a public offering of 14 million Series 5 cumulative redeemable first preferred shares, including the full exercise of an underwriters’ option of two million shares, under its September 2009 base shelf prospectus. The preferred shares were issued at a price of $25 per share, resulting in gross proceeds of $350 million including the underwriters' option. The holders of the Series 5 preferred shares are entitled to receive fixed cumulative dividends at an annual rate of $1.10 per share, payable quarterly, yielding 4.4 per cent per annum for the initial five and a half year period ending January 30, 2016. The first dividend payment will be made on November 1, 2010. The dividend rate will reset on January 30, 2016 and every five years thereafter to a yield per annum equal to the sum of the then five year Government of Canada bond yield and 1.54 per cent. The Series 5 preferred shares are redeemable by TransCanada on January 30, 2016 and on January 30 of every fifth year thereafter.

The Series 5 preferred shareholders will have the right to convert their shares into Series 6 cumulative redeemable first preferred shares on January 30, 2016 and on January 30 of every fifth year thereafter. The holders of Series 6 preferred shares will be entitled to receive quarterly floating rate cumulative dividends at a yield per annum equal to the sum of the then 90 day Government of Canada treasury bill rate and 1.54 per cent.

In March 2010, TransCanada completed a public offering of 14 million Series 3 cumulative redeemable first preferred shares, including the full exercise of an underwriters’ option of two million shares, under its September 2009 base shelf prospectus. The preferred shares were issued at a price of $25 per share, resulting in gross proceeds of $350 million including the underwriters' option. The holders of the Series 3 preferred shares are entitled to receive fixed cumulative dividends at an annual rate of $1.00 per share, payable quarterly, yielding four per cent per annum for the initial five year period ending June 30, 2015. The first dividend payment was made on June 30, 2010. The dividend rate will reset on June 30, 2015 and every five years thereafter to a yield per annum equal to the sum of the then five year Government of Canada bond yield and 1.28 per cent. The Series 3 preferred shares are redeemable by TransCanada on June 30, 2015 and on June 30 of every fifth year thereafter.

The Series 3 preferred shareholders will have the right to convert their shares into Series 4 cumulative redeemable first preferred shares on June 30, 2015 and on June 30 of every fifth year thereafter. The holders of Series 4 preferred shares will be entitled to receive quarterly floating rate cumulative dividends at a yield per annum equal to the sum of the then 90 day Government of Canada treasury bill rate and 1.28 per cent.

Dividend Reinvestment and Share Purchase Plan

In the three and six months ended June 30, 2010, TransCanada issued 2.6 million and 4.9 million (2009 – 1.4 million and 3.5 million) common shares, respectively, under its Dividend Reinvestment and Share Purchase Plan (DRP), in lieu of making cash dividend payments of $92 million and $170 million (2009 - $42 million and $109 million). The dividends under the DRP were paid with common shares issued from treasury.

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6.   Financial Instruments and Risk Management

TransCanada continues to manage and monitor its exposure to counterparty credit, liquidity and market risk.

Counterparty Credit and Liquidity Risk

TransCanada’s maximum counterparty credit exposure with respect to financial instruments at the balance sheet date, without taking into account security held, consisted of accounts receivable, the fair value of derivative assets and notes, loans and advances receivable. The carrying amounts and fair values of these financial assets are included in Accounts Receivable and Other in the Non-Derivative Financial Instruments Summary table below. Letters of credit and cash are the primary types of security provided to support these amounts. The majority of counterparty credit exposure is with counterparties who are investment grade. At June 30, 2010, there were no significant amounts past due or impaired.

At June 30, 2010, the Company had a credit risk concentration of $348 million due from a creditworthy counterparty. This amount is expected to be fully collectible and is secured by a guarantee from the counterparty’s parent company.

The Company continues to manage its liquidity risk by ensuring sufficient cash and credit facilities are available to meet its operating and capital expenditure obligations when due, under both normal and stressed economic conditions.

Natural Gas Inventory

At June 30, 2010, the fair value of proprietary natural gas inventory held in storage, as measured using a weighted average of forward prices for the following four months less selling costs, was $51 million (December 31, 2009 - $73 million). The change in fair value of proprietary natural gas inventory in storage in the three and six months ended June 30, 2010 resulted in net pre-tax unrealized gains of $4 million and net pre-tax unrealized losses of $20 million, respectively, which were recorded as an increase and a decrease, respectively, to Revenues and Inventories (2009 - losses of $6 million and $29 million). The change in fair value of natural gas forward purchase and sale contracts in the three and six months ended June 30, 2010 resulted in net pre-tax unrealized gains of $2 million and $5 million, respectively (2009 – losses of $1 million and gains of $9 million), which were included in Revenues.

VaR Analysis

TransCanada uses a Value-at-Risk (VaR) methodology to estimate the potential impact from its exposure to market risk on its open liquid positions. VaR represents the potential change in pre-tax earnings over a given holding period. It is calculated assuming a 95 per cent confidence level that the daily change resulting from normal market fluctuations in its open positions will not exceed the reported VaR. Although losses are not expected to exceed the statistically estimated VaR on 95 per cent of occasions, losses on the other five per cent of occasions could be substantially greater than the estimated VaR. TransCanada’s consolidated VaR was $7 million at June 30, 2010 (December 31, 2009 – $12 million). The decrease from December 31, 2009 was primarily due to decreased prices and lower open positions in the U.S. Power portfolio.

Net Investment in Self-Sustaining Foreign Operations

The Company hedges its net investment in self-sustaining foreign operations (on an after tax basis) with U.S. dollar-denominated debt, cross-currency interest rate swaps, forward foreign exchange contracts and foreign exchange options. At June 30, 2010, the Company had designated as a net investment hedge U.S. dollar-denominated debt with a carrying value of $9.4 billion (US$8.8 billion) and a fair value of $9.7 billion (US$9.2 billion). At June 30, 2010, $20 million (December 31, 2009 - $96 million) was included in Intangibles and Other Assets for the fair value of forwards and swaps used to hedge the Company’s net U.S. dollar investment in foreign operations.

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The fair values and notional principal amounts for the derivatives designated as a net investment hedge were as follows:

Derivatives Hedging Net Investment in Self-Sustaining Foreign Operations

	June 30, 2010		December 31, 2009
Asset/(Liability) (unaudited) (millions of dollars)	Fair Value(1)	Notional or Principal Amount	Fair Value(1)	Notional or Principal Amount

U.S. dollar cross-currency swaps
(maturing 2010 to 2014)	37	U.S. 2,100	86	U.S. 1,850
U.S. dollar forward foreign exchange contracts
(maturing 2010)	(17)	U.S. 550	9	U.S. 765
U.S. dollar foreign exchange options
(matured 2010)	-	-	1	U.S. 100

	20	U.S. 2,650	96	U.S. 2,715

(1)	Fair values equal carrying values.

Non-Derivative Financial Instruments Summary

The carrying and fair values of non-derivative financial instruments were as follows:

	June 30, 2010		December 31, 2009
(unaudited) (millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets(1)
Cash and cash equivalents	1,211	1,211	997	997
Accounts receivable and other(2)(3)	1,342	1,383	1,432	1,483
Available-for-sale assets(2)	20	20	23	23
	2,573	2,614	2,452	2,503

Financial Liabilities(1)(3)
Notes payable	1,697	1,697	1,687	1,687
Accounts payable and deferred amounts(4)	1,287	1,287	1,538	1,538
Accrued interest	374	374	377	377
Long-term debt	17,845	21,125	16,664	19,377
Junior subordinated notes	1,050	1,072	1,036	976
Long-term debt of joint ventures	911	1,011	965	1,025
	23,164	26,566	22,267	24,980

(1)
Consolidated Net Income in 2010 included gains of $9 million (2009 – $8 million) for fair value adjustments related to interest rate swap agreements on US$150 million (2009 – US$300 million) of long-term debt. There were no other unrealized gains or losses from fair value adjustments to the financial instruments.

(2)
At June 30, 2010, the Consolidated Balance Sheet included financial assets of $867 million (December 31, 2009 – $966 million) in Accounts Receivable, $42 million in Other Current Assets (December 31, 2009 – nil) and $453 million (December 31, 2009 - $489 million) in Intangibles and Other Assets.

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(3)	Recorded at amortized cost, except for certain long-term debt which is recorded at fair value.
(4)
At June 30, 2010, the Consolidated Balance Sheet included financial liabilities of $1,258 million (December 31, 2009 – $1,513 million) in Accounts Payable and $29 million (December 31, 2009 - $25 million) in Deferred Amounts.

Derivative Financial Instruments Summary

Information for the Company’s derivative financial instruments, excluding hedges of the Company’s net investment in self-sustaining foreign operations, is as follows:

June 30, 2010
(unaudited) (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading(1)
Fair Values(2)
Assets	$210	$146	-	$29
Liabilities	$(158)	$(145)	$(20)	$(90)
Notional Values
Volumes(3)
Purchases	13,165	117	-	-
Sales	14,285	89	-	-
Canadian dollars	-	-	-	960
U.S. dollars	-	-	U.S. 1,143	U.S. 1,525
Cross-currency	-	-	47/U.S. 37	-

Net unrealized (losses)/gains in the period(4) Three months ended June 30, 2010	$(10)	$3	$(11)	$(13)
Six months ended June 30, 2010	$(26)	$5	$(11)	$(17)

Net realized gains/(losses) in the period(4)
Three months ended June 30, 2010	$15	$(17)	$(6)	$(6)
Six months ended June 30, 2010	$37	$(29)	$2	$(10)

Maturity dates	2010-2015	2010-2014	2010-2012	2010-2018

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(2)
Assets	$124	$1	-	$9
Liabilities	$(237)	$(54)	$(37)	$(116)
Notional Values
Volumes(3)
Purchases	14,792	63	-	-
Sales	15,209	-	-	-
U.S. dollars	-	-	U.S. 120	U.S. 1,975
Cross-currency	-	-	136/U.S. 100	-

Net realized losses in the period(4)
Three months ended June 30, 2010	$(36)	$(6)	-	$(9)
Six months ended June 30, 2010	$(43)	$(9)	-	$(19)

Maturity dates	2010-2015	2010-2012	2010-2014	2011-2020

(1)
All derivative financial instruments in the held-for-trading classification have been entered into for risk management purposes and are subject to the Company’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk.

(2)	Fair values equal carrying values.
(3)	Volumes for power and natural gas derivatives are in GWh and billion cubic feet (Bcf), respectively.

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(4)
Realized and unrealized gains and losses on power and natural gas derivative financial instruments held for trading are included in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in hedging relationships are initially recognized in Other Comprehensive Income and are reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(5)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $9 million and a notional amount of US$150 million. Net realized gains on fair value hedges for the three and six months ended June 30, 2010 were $1 million and $2 million, respectively, and were included in Interest Expense. In second quarter 2010, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(6)
Net Income for the three and six months ended June 30, 2010 included gains of $7 million and losses of $1 million, respectively, for changes in the fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. There were no gains or losses included in Net Income for the three and six months ended June 30, 2010 for discontinued cash flow hedges. No amounts have been excluded from the assessment of hedge effectiveness.

2009
(unaudited) (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Oil Products	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading
Fair Values(1)(2)
Assets	$150	$107	$5	-	$25
Liabilities	$(98)	$(112)	$(5)	$(66)	$(68)
Notional Values(2)
Volumes(3)
Purchases	15,275	238	180	-	-
Sales	13,185	194	180	-	-
Canadian dollars	-	-	-	-	574
U.S. dollars	-	-	-	U.S. 444	U.S. 1,325
Cross-currency	-	-	-	227/U.S. 157	-

Net unrealized (losses)/gains in the period(4) Three months ended June 30, 2009	$(2)	$10	$(5)	$1	$27
Six months ended June 30, 2009	$19	$(25)	$2	$2	$27

Net realized gains/(losses) in the period(4)
Three months ended June 30, 2009	$20	$(39)	$2	$11	$(5)
Six months ended June 30, 2009	$30	$(13)	$(1)	$17	$(9)

Maturity dates(2)	2010-2015	2010-2014	2010	2010-2012	2010-2018

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(1)(2)
Assets	$175	$2	-	-	$15
Liabilities	$(148)	$(22)	-	$(43)	$(50)
Notional Values(2)
Volumes(3)
Purchases	13,641	33	-	-	-
Sales	14,311	-	-	-	-
U.S. dollars	-	-	-	U.S. 120	U.S. 1,825
Cross-currency	-	-	-	136/U.S. 100	-

Net realized gains/(losses) in the period(4)
Three months ended June 30, 2009	$52	$(10)	-	-	$(10)
Six months ended June 30, 2009	$78	$(20)	-	-	$(17)

Maturity dates(2)	2010-2015	2010-2014	n/a	2010-2014	2010-2020

(1)	Fair values equal carrying values.
(2)	As at December 31, 2009.

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SECOND QUARTER REPORT 2010

(3)	Volumes for power, natural gas and oil products derivatives are in GWh, Bcf and thousands of barrels, respectively.
(4)
Realized and unrealized gains and losses on power, natural gas and oil products derivative financial instruments held for trading are included in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in hedging relationships are initially recognized in Other Comprehensive Income, and are reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(5)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $4 million and a notional amount of US$150 million at December 31, 2009. Net realized gains on fair value hedges for the three and six months ended June 30, 2009 were $1 million and $2 million, respectively, and were included in Interest Expense. In second quarter 2009, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(6)
Net Income for the three and six months ended June 30, 2009 included losses of $4 million and gains of $1 million, respectively, for changes in the fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. There were no gains or losses included in Net Income for the three and six months ended June 30, 2009 for discontinued cash flow hedges. No amounts have been excluded from the assessment of hedge effectiveness.

Balance Sheet Presentation of Derivative Financial Instruments

The fair value of the derivative financial instruments in the Company’s Balance Sheet was as follows:

(unaudited)
(millions of dollars)	June 30, 2010	December 31, 2009

Current
Other current assets	311	315
Accounts payable	(406)	(340)

Long-term
Intangibles and other assets	228	260
Deferred amounts	(451)	(272)

Fair Value Hierarchy

The Company’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy. Fair value of assets and liabilities included in Level I is determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level II include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs. Level III valuations are based on inputs that are not readily observable and are significant to the overall fair value measurement. Long-dated commodity transactions in certain markets and the fair value of guarantees are included in this category. Long-dated commodity prices are derived with a third-party modelling tool that uses market fundamentals to derive long-term prices. The fair value of guarantees is estimated by discounting the cash flows that would be incurred if letters of credit were used in place of the guarantees.

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Financial assets and liabilities measured at fair value as of June 30, 2010, including both current and non-current portions, are categorized as follows. There were no transfers between Level I and Level II in second quarter 2010.

(unaudited) (millions of dollars, pre-tax)	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total

Natural Gas Inventory	-	51	-	51
Derivative Financial Instruments:
Assets	90	480	17	587
Liabilities	(187)	(696)	(22)	(905)
Available-for-sale assets	20	-	-	20
Guarantee Liabilities(1)	-	-	(9)	(9)
	(77)	(165)	(14)	(256)

(1)	The fair value of guarantees is included in Deferred Amounts.

The following table presents the net change in financial assets and liabilities measured at fair value and included in the Level III fair value category:

(unaudited)
(millions of dollars, pre-tax)	Derivatives(1)	Guarantees(2)	Total

Balance at December 31, 2009	(2)	(9)	(11)
New contracts(3)	(10)	-	(10)
Settlements	(2)	-	(2)
Transfers out of Level III(4)	(15)	-	(15)
Change in unrealized gains recorded in Net Income	14	-	14
Change in unrealized gains recorded in OtherComprehensive Income	10	-	10
Balance at June 30, 2010	(5)	(9)	(14)

(1)	The fair value of derivative assets and liabilities is presented on a net basis.
(2)	The fair value of guarantees is included in Deferred Amounts. No amounts were recognized in Net Income for the periods presented.
(3)
The total amount of net gains included in Net Income attributable to derivatives that were entered into during the period and still held at the reporting date was $1 million and nil for the three and six months ended June 30, 2010, respectively.

(4)	As contracts near maturity, they are transferred out of Level III to Level II.

A 10 per cent increase or decrease in commodity prices, with all other variables held constant, would result in a $28 million decrease or increase, respectively, in the fair value of derivative financial instruments included in Level III and outstanding as at June 30, 2010.

A 100 basis points increase or decrease in the letter of credit rate, with all other variables held constant, would result in a $3 million increase or decrease, respectively, in the fair value of guarantee liabilities outstanding as at June 30, 2010. Similarly, the effect of a 100 basis points increase or decrease in the risk-free interest rate, which is a component of the discount rate, on the fair value of guarantee liabilities outstanding as at June 30, 2010 would result in a $1 million decrease or increase, respectively, in the liability.

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7.	Employee Future Benefits

The net benefit plan expense for the Company’s defined benefit pension plans and other post-employment benefit plans is as follows:

Three months ended June 30	Pension Benefit Plans		Other Benefit Plans
(unaudited)(millions of dollars)	2010	2009	2010	2009

Current service cost	13	12	1	1
Interest cost	22	22	2	2
Expected return on plan assets	(27)	(26)	(1)	(1)
Amortization of transitional obligation related to regulated business	-	-	1	1
Amortization of net actuarial loss	2	1	1	1
Amortization of past service costs	1	1	-	-
Net benefit cost recognized	11	10	4	4

Six months ended June 30	Pension Benefit Plans		Other Benefit Plans
(unaudited)(millions of dollars)	2010	2009	2010	2009

Current service cost	25	23	1	1
Interest cost	45	45	4	4
Expected return on plan assets	(54)	(51)	(1)	(1)
Amortization of transitional obligation related to regulated business	-	-	1	1
Amortization of net actuarial loss	4	2	1	1
Amortization of past service costs	2	2	-	-
Net benefit cost recognized	22	21	6	6

8.	Commitments and Contingencies

At June 30, 2010, TransCanada had entered into agreements totalling approximately $530 million to purchase construction materials and services for the Bison natural gas pipeline and Cartier Wind power projects.

Amounts received under the Bruce B floor price mechanism in any year are subject to repayment if average spot prices exceed the floor price. With respect to 2010, TransCanada currently expects average spot prices to be less than the floor price for the remainder of the year, therefore, no amounts recorded in revenue in the first six months of 2010 are expected to be repaid.

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at (800) 361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/ Terry Hook at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Cecily Dobson/Terry Cunha (403) 920-7859 or (800) 608-7859.

Visit the TransCanada website at: http://www.transcanada.com.